JÜPITER

Investor Pitch Deck



v1_05
Strictly Confidential

This pitch outlines an opportunity to capitalize on the explosive growth of the **Asia Electronic Dance Music** industry. Witnessing **greater than 400% growth rates** and a target market of nearly **half a billion buyers** **and only 15% penetration**, revenue scale is possible from not only music produced and appearance fees, but from leveraging the scale of fan engagement, to then tap into a highly engaged and well defined fan base of millions of fans, with several ten's of millions engaged each week.

The model is proven.

Our business is already **estimated at a US $2.3M value ($7.1m @ year 3)** before launch.

In the US alone, well established artists following a **similar model achieve $10-100M USD per annum**. By connecting the highly engaged fan base with lifestyle, travel and entertainment, and apparel brands, a significant revenue potential can be realized by advertisers and marketing houses where they can tap directly into a 18-28 y.o lifestyle aware, tech savvy demographic of buyers, around Asia, **offering Internet-scale returns**.

Adam Neat – Founder





The Opportunity

*"With the explosion of the **Electronic Dance Music** thanks in part to the virality of **Social Media,** the electronic dance music industry is now seeing new ways of* achieving *scale and reach,* creating *highly targeted and engaging experiences, and allowing Media, Music & Entertainment companies to* accelerate *business and fan base* growth *in unprecedented scale."*









Disruption

The Electronic Dance Music (EDM) industry today is growing at 400%+ per annum, with social media now allowing artists with highly engaged fan bases to target and reach untapped markets like never before

Engagement

Compared to the US EDM target demographic, the Asia market is some 15x larger in size with over 500m buyers with less than 15% penetration

Digitization

Streaming music, "always on" record stores and highly personalized music channels has made EDM-production and management companies analogous to Internet & Software startups - create once, sell many

Trust

Advertisers and marketers are able to access highly engaged, uber-targeted fans, offering one of the most lucrative demographic segments in Asia



Value Proposition

Two Revenue Streams

Highly engaged fans + access to highly defined target demographic = **mass scale multi-channel revenue**

As reported by Adweek[1], according to industry research group, Vitrue, **engaged social media fans are valued at USD $3.60 per fan** *per annum – we already have more than 650,000 fans from one artist.*

Through that lens, **our business is already valued at USD $7.1M** *(3 year flat projection)*





Asia-based EDM fans are highly engaged

Asia EDM fans collectively amount to 15x the US market size alone, yet Asia is less than 15% tapped

US based EDM artists are seeing revenues of USD $5M – $70M per annum for artists in the Top 500

We already have an artist unofficially ranked ~ #300 globally in the EDM industry, and rising

Advertisers & Marketers buy influencer and ad placement

Instagram, Facebook and Youtube influencers are seeing ad placement fees in-excess of USD $250K per placement.

We will offer advertisers access to 5 − 15 (initially) highly marketable, highly engaged fan bases, exceeding a reach of 2-3 million viewers per artist weekly

Notes: (1) http://www.adweek.com/digital/value-fan-social-media-360-102063/



The Secret Sauce

The Secret Sauce

*An **increasing** and **engaged fan base** drives **track buys** and **music streams** (ie: plays). Both track buys & music streams, and engaged fan base drive an increase in **fees** and **bookings** & **tour frequency**, all which subsequently drives an increase in an **engaged fan base**. **Ad infinitum**.*

*An increase in fan base size and the engagement of that fan base increases the value of the fan base to marketers and advertisers. Multiply that against 10-20 artists with 250,000 to 1M+ fans and at $3.60 per engaged fan, the **revenue potential is significant**.*







Revenue Generation

*"Popular mainstream music is **not just** about the music any more. It's about the **culture** and the **lifestyle** associated with a thriving music genre. Creating a unique music experience and capitalizing on the hype and momentum of the industry via the use of **digital strategies** and the industries core growth platform, **social media**, is key"*

Today...

The future...

 Siloed treatment of music distribution

 Investment and operational focus on incremental improvement

 Slow delivery, traditional delivery

 "Good music will win"

 Omni Channel music & content distribution

 Making music about business, not a just an art form or charity

 Continuous delivery, always on, streamable, listen anywhere

 Producing accessible, radio ready, quality mainstream music

90's Thinking... Pre-Digital World

Omni Channel, Post-Digital World...





Go To Market Strategy

"From strategy and innovation, through to execution"



STRATEGY

Use of Social Media Virality and Mass Market Reach

Unique and Disruptive Business Model

Invest in Productions

Investing ahead of the curve

Wargaming & Fierce Competitor Design

Defined Capability Roadmap

Talent & Culture



INNOVATION

Invest in Technology to drive awareness to fans

Experience Radar

Use of emerging SaaS platforms to assist with marketing, campaigns and quick time-to-market



IMMERSION

Creating mainstream accessible music

Collaborate with and invest in leading vocalists and toplines

Mass promotion of all productions to build hype

Produce popular, mainstream commercial, radio friendly music

Create to fit (produce to conform)

Ethnography & Behavioral Economics



TECHNOLOGY

Objectively viewing the connected fan base world

E-Commerce

Content Management

Social, Mobile & Local Platforms

Marketing Platforms (Advertising, Campaign, A/B, DMPs, etc.)

Sales & Service Enablement



ANALYTICS

Identifying insights that matter

Social Impact

Marketing Attribution

Mobile Outcomes

Predictive Analytics

Multi-Channel Behavior

Segmentation

Media Effectiveness



ACTIVATION & OPTIMIZATION

Driving business scale

Gain scale through multiple parrallel artists being incubated

Select specific and fit-for-purpose mainstream and commercial artists in key territories to build growth fast

Lead Acquisition and Nurturing

Search and Display (SEO, PPC, Display)

Outcome Optimization (Media Buying, Social Engagement, Mobile, etc.)





Competitive Analysis

"Whilst there are artists in Europe and the US operating on a similar model, there is ***no direct competition within Asia****. Forbes has estimated that artists in the US and Europe, following similar business model, are seeing* ***net worth values of $50m - $120m USD****"*


The competition in Asia is primarily from the
artistic front with other DJs and music producers
in the genre, but as far market research suggests,
there are no other producers , DJs
or dance music artists in general
applying this business model in Asia.





Management Team

*"Our Management team consists of seasoned **technology**, **creative**, **startup** and **senior digital executive** individuals."*



ADAM NEAT (aka ADAM SKY)

Founder & Managing Partner, Jupiter

Previously, Adam was a leading international IT figure, with over 20 years experience, holding **Partner and CxO roles** within Financial Institutions, High Tech organizations and global management & technology consulting firms. He specializes in **Emerging and Digital Technologies**, **Digital and Enterprise Strategy** and **Complex Systems Architecture**. He has previously held **Partner** and **CTO** roles for IBM's Global Business Consulting Group and PricewaterhouseCoopers, responsible for Technology Strategy for Asian Financial Services Markets, and has been **CTO** for a number of global Banks. Earlier in his career he was also the **successful founder of several startup businesses** in IT and Technology.

As **producer and DJ**, ADAM SKY, is **already a powerhouse in the dance music scene in Asia** and now touted as one of the leading producers and DJ's in the region. Within signings to mega labels **Ultra, Universal and Armada**, he has chalked up **more Top 100 charted house dance tracks than any other producer in Asia** in the past several years, and is fast becoming one of the most sought after club and festival acts in the region.

Advisory Board



Hideaki (Hidi) Yoshimura (Japan) – Strategic Investment Consultant. Formerly PwC, Accenture/Andersen Consulting, Ovum Partners, Morgan Stanley, Nomura Securities, MBA from Melbourne Business School (Australia).



Iker Ibanez (Singapore) – Digital Managing Director SE Asia, Accenture. Formerly PwC, Barclays Bank. Masters in Engineering University of Navarra (Spain).



Sean Gunasekera (Singapore) – Cyber Security Lead SE Asia, Ernst & Young. Formerly IBM, PwC, Accenture. Double degree in Finance & Accounting and Computer Sciences from Monash University (Australia).

*To bring in additional **specialist strategy experience**, two additional members of the team will operate as **special advisors***



Gary Neat (Australia) – Previously CEO Ogilvy & Mather Group, Executive Director Monash University, CEO Australian Liberal Party, CEO Heart Foundation, CEO ADSHAN Group & Executive Mentor - The University of Melbourne Business School.

20+ Past/present directorships including Federal Government Trade Board, Greening Australia & Environment Awards Chair, Abused Child Trust, Victorian Fitness Council, Judge - Eureka Aust, Science Awards, Chair of Philanthropic Trusts, Asia's leading International think tank, Government Education Board, Chair of the Sir Zelman Cowen Oration plus Chair of the ADSHAN Group. Foreign Correspondent ABC Asia , Senior Political Correspondent.

Documentary Maker & Columnist. TV News Producer BBC - Europe.

Chevening Scholar, London School of Political Science and Economics, UK and Masters in International Business from Norwegian School of Management.



Jon Allaway (Singapore) – Key investor, and former Senior Managing Director, Global head of Financial Services and Global Group Technology Officer, Accenture LLC.

Degree in Economics & Computer Science, University of New South Wales



Timeline & Use of Funds

*The plan for the first 180 days follows a **rapid start** to commence operationalizing and focus on building momentum and **'shock and awe'** market penetration, where as the 3-year roadmap focuses on **broader social media marketing** strategies.*





Thank You

Contact

Adam Neat – Founder
adam@jmemi.com